DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

February 23, 2007

EnCana Corporation

1800-855 2nd Street SW

Calgary, Alberta, Canada T2P2S5

Ladies and Gentlemen:

We hereby consent to the use of the name DeGolyer and MacNaughton and reference to our name and our “Appraisal Report as of December 31, 2006 on Certain Properties owned by EnCana Oil & Gas USA Inc. SEC Case” (our Report) evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2006, and the information contained in our Report, as described or incorporated by reference in EnCana Corporation’s Annual Report on Form 40–F for the year ended December 31, 2006.

Very truly yours,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON